                                                   ----------------------------
                           UNITED STATES                  OMB APPROVAL
                                                   ----------------------------
               SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0145
                                                   ----------------------------
                     WASHINGTON, D.C. 20549        Expires: October 31, 2002
                                                   ----------------------------
                                                   Estimated average burden
                          SCHEDULE 13D             hours per response. . . 14.9
                                                   ----------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                          Global Imaging Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37934A 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Carl D. Thoma
                      Golder, Thoma, Cressey, Rauner, Inc.
                                6100 Sears Tower
                                Chicago, IL 60606
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               November 20, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37934A 10 0                                        Page 2 of 10


-------------------------------------------------------------------------------
   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Golder, Thoma, Cressey, Rauner Fund IV, L.P.
-------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
-------------------------------------------------------------------------------
   3. SEC Use Only
-------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)   N/A
-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
   6. Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
Number of     7. Sole Voting Power      1,120,423
Shares
                 --------------------------------------------------------------
Beneficially  8. Shared Voting Power      0
Owned by
                 --------------------------------------------------------------
Each          9. Sole Dispositive Power      1,120,423
Reporting
                 --------------------------------------------------------------
Person       10. Shared Dispositive Power      0
With
-------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,120,423
-------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
-------------------------------------------------------------------------------
   13. Percent of Class Represented by Row (11)     5.3%
-------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)
               PN
-------------------------------------------------------------------------------

CUSIP No.  37934A 10 0                                        Page 3 of 10


-------------------------------------------------------------------------------
   1. Names of Reporting Persons.  I.R.S. Identification Nos. of above
      persons (entities only).    GTCR IV, L.P.
-------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
-------------------------------------------------------------------------------
   3. SEC Use Only
-------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)   N/A
-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
   6. Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
Number of     7. Sole Voting Power      1,120,423
Shares
                 --------------------------------------------------------------
Beneficially  8. Shared Voting Power      0
Owned by
                 --------------------------------------------------------------
Each          9. Sole Dispositive Power      1,120,423
Reporting
                 --------------------------------------------------------------
Person       10. Shared Dispositive Power      0
With
-------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,120,423
-------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
-------------------------------------------------------------------------------
   13. Percent of Class Represented by Row (11)     5.3%
-------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)
               PN
-------------------------------------------------------------------------------

CUSIP No.  37934A 10 0                                        Page 4 of 10


-------------------------------------------------------------------------------
   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Golder, Thoma, Cressey, Rauner, Inc.
-------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
-------------------------------------------------------------------------------
   3. SEC Use Only
-------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)   N/A
-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
   6. Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
Number of     7. Sole Voting Power      1,120,423
Shares
                 --------------------------------------------------------------
Beneficially  8. Shared Voting Power      0
Owned by
                 --------------------------------------------------------------
Each          9. Sole Dispositive Power      1,120,423
Reporting
                 --------------------------------------------------------------
Person       10. Shared Dispositive Power      0
With
-------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,120,423
-------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
-------------------------------------------------------------------------------
   13. Percent of Class Represented by Row (11)     5.3%
-------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)
               CO
-------------------------------------------------------------------------------

CUSIP No.  37934A 10 0                                        Page 5 of 10


         This Amendment No. 4 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on December 31, 1998, amended by Amendment No. 1 on April 15, 2002 and further amended by Amendment No. 2 on September 6, 2002 and Amendment No. 3 on November 19, 2002 by (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of its being the general partner of the Fund; and (iii) Golder, Thoma, Cressey, Rauner, Inc. ("GTCR, Inc."), by virtue of its being the general partner of GTCR IV. Capitalized terms used but not defined in this Amendment No. 4 have the meanings given to such terms in the Schedule 13D.

ITEM 2   IDENTITY AND BACKGROUND

         Schedule A referred to in Item 2 and incorporated therein by reference is amended and restated in its entirety by Schedule A attached hereto.

ITEM 4   PURPOSE OF TRANSACTION

         Item 4 is amended and restated in its entirety as follows:

         The Fund holds shares of Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Fund may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer. The Fund is party to an Agreement of Limited Partnership among its general partner and limited partners (the "Partnership Agreement") that permits the Fund to distribute the securities of the Issuer held by the Fund to its general partner and limited partners on a pro rata basis. The Fund may from time to time make such distributions.

         The Issuer, the Fund, and certain of the Issuer's stockholders have entered into a registration agreement, dated as of June 9, 1994, as amended (the "Registration Agreement") pursuant to which the stockholders have the right in certain circumstances to require the Issuer to register their shares of Common Stock for resale under the Securities Act. Except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration. A copy of the Registration Agreement has been filed by the Issuer and is incorporated herein by reference.

         Except as described in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

         Pursuant to the closing of transactions contemplated by that certain Underwriting Agreement (the "Underwriting Agreement") dated February 25, 2002, among the Issuer, Raymond James & Associates, Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated, the additional underwriters named therein (the "Underwriters"), and certain stockholders of the Issuer, the Reporting Persons sold 1,882,419 shares of Common Stock on March 1, 2002 and an additional 336,683 shares of Common Stock on March 19, 2002 pursuant to the Underwriters' exercise of an overallotment option granted to them in the Underwriting Agreement (collectively, the "Shares"). The Underwriters purchased the Shares from the Reporting Persons at a purchase price of $14.725 per share that resulted in total proceeds to the Reporting Persons of $32,676,276.

         On September 4, 2002, pursuant to the Partnership Agreement, the Fund distributed 1,000,000 shares of its Common Stock to its limited partners and its general partner, GTCR IV. The

CUSIP No.  37934A 10 0                                        Page 6 of 10


shares of Common Stock distributed to GTCR IV were in turn distributed to its general partner, GTCR, Inc., and its limited partners. The shares of Common Stock distributed to GTCR, Inc. were in turn distributed to its stockholders.

         On each of October 29, 2002 and November 15, 2002, pursuant to the Partnership Agreement, the Fund distributed 1,000,000 shares of its Common Stock to its limited partners and its general partner, GTCR IV. The shares of Common Stock distributed to GTCR IV were in turn distributed to its general partner, GTCR, Inc., and its limited partners. The shares of Common Stock distributed to GTCR, Inc. were in turn distributed to its stockholders.

          On November 20, 2002, pursuant to the Partnership Agreement, the Fund distributed 1,000,000 shares of its Common Stock to its limited partners and its general partner, GTCR IV. The shares of Common Stock distributed to GTCR IV were in turn distributed to its general partner, GTCR Inc. and its limited partners. The shares of Common Stock distributed to GTCR, Inc. were in turn distributed to its stockholders.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and restated in its entirety as follows:

     (a) The Fund is the direct beneficial owner of 1,120,423 shares of Common Stock, or approximately 5.3% of the Common Stock as of the date of this statement (assuming there are 21,195,197 shares of Common Stock outstanding).

         By virtue of the relationship between the Fund and GTCR IV described in
Item 2, GTCR IV may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to possess indirect beneficial ownership of the Common Stock owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     (b) The Fund has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 1,120,423 shares of Common Stock, or approximately 5.3% of the Common Stock as of the date of this statement.

         By virtue of the relationship between the Fund and GTCR IV described in
Item 2, GTCR IV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. By virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that ether GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     (c) Except as described herein and on Schedule A, the Reporting Persons and, to the best of the knowledge of such persons, the persons named in Schedule A have not effected any transactions in the Common Stock since November 15, 2002, the date of the event of Amendment No. 3 to this Schedule 13D.

CUSIP No.  37934A 10 0                                        Page 7 of 10

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

     (e) Not applicable.


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of November 25, 2002.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2002     GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                             By: GTCR IV, L.P., its General Partner

                             By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its
                                 General Partner

                             By: /s/ David A. Donnini
                                 -------------------------------------
                                 Name:  David A. Donnini
                                 Title: Principal


                             GTCR IV, L.P.

                             By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its
                                 General Partner

                             By: /s/ David A. Donnini
                                 -------------------------------------
                                 Name:  David A. Donnini
                                 Title: Principal


                             GOLDER, THOMA, CRESSEY, RAUNER, INC.


                             By: /s/ David A. Donnini
                                 -------------------------------------
                                 Name:  David A. Donnini
                                 Title: Principal

CUSIP No.  37934A 10 0                                        Page 8 of 10


                                   SCHEDULE A

The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of GTCR Inc. The table also sets forth each of the following persons transactions in common stock beneficially owned since November 15, 2002 and shares beneficially owned as of November 20, 2002. Each such person is a citizen of the United States. The directors and principal stockholders of GTCR Inc. are indicated by an asterisk.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        TRANSACTIONS IN COMMON STOCK                  SHARES
                                                 PRINCIPAL              BENEFICIALLY OWNED DURING PAST                BENEFICIALLY
NAME                   BUSINESS ADDRESS          OCCUPATION             60 DAYS                                       OWNED
-----------------------------------------------------------------------------------------------------------------------------------
Phillip A. Canfield    233 South Wacker Drive,   Principal of GTCR      Sold the following shares in open market        1,000
                       Suite 6100; Chicago,      Golder, Rauner, LLC    brokers' transactions:
                       IL  60606                                        Nov. 20, 2002: 3,049 shares at $19.20/share
-----------------------------------------------------------------------------------------------------------------------------------
*Bryan C. Cressey      233 South Wacker Drive,   Principal of Thoma     Sold the following shares in open market        94,689
                       Suite 9200; Chicago,      Cressey Equity         brokers' transactions:
                       IL  60606                 Partners               Nov. 20, 2002: 3,500 shares at $19.77/share.
-----------------------------------------------------------------------------------------------------------------------------------
David A. Donnini       233 South Wacker Drive,   Principal of GTCR      Sold the following shares in open market        10,337
                       Suite 6100; Chicago,      Golder, Rauner, LLC    brokers' transactions:
                       IL  60606                                        Nov. 20, 2002: 8,825 shares at $19.20/share
-----------------------------------------------------------------------------------------------------------------------------------
Joseph P. Nolan        233 South Wacker Drive,   Principal of GTCR      Sold the following shares in open market        0
                       Suite 6100; Chicago,      Golder, Rauner, LLC    brokers' transactions:
                       IL  60606                                        Nov. 20, 2002: 4,807 shares at $19.20/share
-----------------------------------------------------------------------------------------------------------------------------------
*Bruce V. Rauner       233 South Wacker Drive,   Principal of GTCR      Sold the following shares open market brokers'  0
                       Suite 6100; Chicago,      Golder, Rauner, LLC    transactions:
                       IL  60606                                        Nov. 20, 2002: 41,954 shares at $19.20/share
-----------------------------------------------------------------------------------------------------------------------------------
*Carl D. Thoma         233 South Wacker Drive,   Managing Partner of    None                                            81,376
                       Suite 9200; Chicago,      Thoma Cressey Equity
                       IL  60606                 Partners
-----------------------------------------------------------------------------------------------------------------------------------

* The principal business of Thoma Cressey Equity Partners and of GTCR Golder, Rauner, LLC is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

CUSIP No.  37934A 10 0                                        Page 9 of 10


                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------
   1        Joint Filing Agreement among the Reporting Persons dated as of
            November 25, 2002.